Exhibit 4.21

Amendment No. 1 to

Amended and Restated Management Agreement

THIS AMENDMENT AGREEMENT (this “Amendment”) effective as of October 14, 2011, by and between Fly Leasing Limited (the “Company”) and Fly Leasing Management Co. Limited (the “Manager”).

A. The Company and the Manager are parties to an Amended and Restated Management Agreement, dated April 29, 2010 (the “Amended and Restated Management Agreement”). All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Amended and Restated Management Agreement.

B. The Company and the Manager wish to amend the Amended and Restated Management Agreement pursuant to this Agreement, but only on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions contained herein and of other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

1. Acknowledgment of Obligations. Each party hereby ratifies and confirms its respective obligations under the Amended and Restated Management Agreement and hereby acknowledges and agrees that the Amended and Restated Management Agreement remains in full force and effect.

2. Amendments.

(a) The following definition is added to Section 1.1 of the Amended and Restated Management Agreement:

“Non-Renewal Base Amount” means an amount equal to (i) $6 million plus (ii) so long as the Management Expense Amount does not exceed $12 million, 50% of the excess (if any) of the Management Expense Amount over $6 million.”

(b) Section 5.1(b)(1) of the Amended and Restated Management Agreement is hereby deleted in its entirety and replaced with the following:

“The Company shall pay the Manager an Origination and Disposition Fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the Gross Acquisition Cost in respect of acquisitions or the aggregate Gross Proceeds in respect of dispositions; provided that in respect of the 49 aircraft acquired on October 14, 2011, from Affiliates of Global Aviation Asset Management (“GAAM Aircraft”): (i) the aggregate Origination and Disposition Fee in respect of the acquisition of all of the GAAM Aircraft shall be $12.5 million, and (ii) the Origination and Disposition Fee in respect of the disposition of any GAAM Aircraft prior to

October 14, 2014 shall be 2.0% of the aggregate Gross Proceeds in respect of such GAAM Aircraft, so long as such Gross Proceeds, less fees and expenses associated with such disposition (including such Origination and Disposition Fee), exceed the Company’s net book value for such GAAM Aircraft.

(c) Section 6.3(c) of the Amended and Restated Management Agreement is hereby deleted in its entirety and replaced with the following:

“(c) The Management Expense Amount from January 1, 2008 until October 14, 2011 shall be an aggregate of $6.0 million per annum, pro rated for any portion of a calendar year.”

(d) Section 6.3(d) of the Amended and Restated Management Agreement is hereby deleted in its entirety and replaced with the following:

“(d) The Management Expense Amount from October 15, 2011 and for each calendar year thereafter shall be an aggregate of $10 million, pro rated for any portion of a calendar year, increased (but not decreased) by the percentage movement (if any) in the CPI from January 1 to December 31 of the previous year.”

(e) The following clause (e) shall be added to the end of Section 6.3 of the Amended and Restated Management Agreement:

“(e) If an Adjusted Amount is to be used for the Management Expense Amount in respect of a calendar year in accordance with clause 6.3(a), the provisions of clause 6.3(d) will continue to apply except that, for the purposes of applying clause 6.3(d) “$10 million” will be replaced by the Adjusted Amount as so determined.”

(f) In Section 10.1 of the Amended and Restated Management Agreement, each reference to “Management Expense Amount” is hereby deleted and replaced with “Non-Renewal Base Amount.”

3. Representations and Warranties. Each party represents and warrants to the other party that this Amendment has been duly and validly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

4. Miscellaneous.

(a) This Amendment shall be deemed incorporated into and made a part of the Amended and Restated Management Agreement. If, after applying the foregoing, an express inconsistency still exists, the provisions of this Amendment shall control.

(b) Except as modified or provided herein or in any other instruments or documents executed in connection herewith, all terms and conditions of the Amended and Restated Management Agreement shall remain in effect in accordance with their terms. Except as otherwise provided herein, each agreement, covenant, representation and warranty of each party hereunder shall be deemed to be in addition to, and not in substitution for, the agreements, covenants, representations and warranties previously made by each party.

(c) This Amendment and the Amended and Restated Management Agreement, and all matters arising herefrom or therefrom or relating hereto or thereto shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law. The provisions of this Amendment and all the other agreements and documents referred to herein are to be deemed severable, and the invalidity or unenforceability of any provision shall not affect or impair the remaining provisions which shall continue in full force and effect.

(d) This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same agreement. Execution and delivery by facsimile or electronic means shall bind each of the parties.

(e) This Amendment shall be binding upon and inure to the benefit of each party, its respective successors and permitted assigns.

(f) Any provision hereof that is prohibited or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(g) The headings of any section or paragraph of this Amendment are for convenience only and shall not be used to interpret any provision of this Amendment.

(h) EACH PARTY TO THIS AMENDMENT KNOWINGLY AND INTENTIONALLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM OF ANY KIND ARISING OUT OF THIS AMENDMENT AND THE AMENDED AND RESTATED MANAGEMENT AGREEMENT.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

FLY LEASING LIMITED

By:
Name:
Title:

FLY LEASING MANAGEMENT CO. LIMITED

By:
Name:
Title: